Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons Company Announcement Copenhagen, Denmark; September 29, 2020 – In accordance with Article 19 of Regulation No. 596/2014 on Market Abuse and Implementing Regulation 2016/523, this document discloses the data of the transactions in Genmab A/S (Nasdaq: GMAB) made by managerial employees and their closely associated persons. The company’s managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the company’s managerial employees and their closely associated persons. The sale of shares by Jan van de Winkel is primarily to honor tax obligation arising out of his participation in Genmab A/S’ equity program in the income years 2017, 2018 and 2019. The sale of shares will take Jan van de Winkel’s personal holding of shares in Genmab A/S from 671,423 to 641,423 shares. Please find below a statement of such trading in shares issued by Genmab A/S Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V, Denmark Tel: +45 7020 2728 www.genmab.com Company Announcement no. 41 Page 1/5 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122 1. Details of the person discharging managerial responsibilities / person closely associated a) Name Jan van de Winkel 2. Reason for the notification a) Position/status President & Chief Executive Officer b) Initial notification/Amendment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Genmab A/S b) LEI-code 529900MTJPDPE4MHJ122 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Share DK0010272202 b) Nature of the transaction Sale of shares c) Price(s) and volume(s) Price(s) Volume(s) DKK 2,344 20 DKK 2,345 181 DKK 2,346 98 DKK 2,347 280 DKK 2,348 166 DKK 2,349 140

Transactions with shares and linked securities in Genmab managerial employees and their closely associated persons A/S made by Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V, Denmark Tel: +45 7020 2728 www.genmab.com Company Announcement no. 41 Page 2/5 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122 DKK 2,350 154 DKK 2,351 210 DKK 2,352 60 DKK 2,353 42 DKK 2,354 2,267 DKK 2,354.50 6 DKK 2,355 27 DKK 2,356 66 DKK 2,357 108 DKK 2,358 228 DKK 2,358.50 40 DKK 2,359 46 DKK 2,359.50 40 DKK 2,360 159 DKK 2,360.50 80 DKK 2,361 478 DKK 2,361.50 383 DKK 2,362 429 DKK 2,362.50 43 DKK 2,363 602 DKK 2,363.50 43 DKK 2,364 528 DKK 2,364.50 122 DKK 2,365 389 DKK 2,366 383 DKK 2,366.50 43 DKK 2,367 185 DKK 2,367.50 107 DKK 2,368 238 DKK 2,368.50 83 DKK 2,369 217 DKK 2,369.50 137 DKK 2,370 2,888 DKK 2,370.50 92 DKK 2,371 681 DKK 2,371.50 64 DKK 2,372 181 DKK 2,373 194

Transactions with shares and linked securities in Genmab managerial employees and their closely associated persons A/S made by Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V, Denmark Tel: +45 7020 2728 www.genmab.com Company Announcement no. 41 Page 3/5 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122 DKK 2,373.50 254 DKK 2,374 255 DKK 2,374.50 163 DKK 2,375 437 DKK 2,375.50 317 DKK 2,376 255 DKK 2,376.50 271 DKK 2,377 189 DKK 2,377.50 598 DKK 2,378 490 DKK 2,378.50 384 DKK 2,379 267 DKK 2,379.50 206 DKK 2,380 687 DKK 2,380.50 869 DKK 2,381 777 DKK 2,381.50 465 DKK 2,382 1,452 DKK 2,382.50 249 DKK 2,383 461 DKK 2,383.50 105 DKK 2,384 1,486 DKK 2,384.50 644 DKK 2,385 1,277 DKK 2,385.50 532 DKK 2,386 2,086 DKK 2,386.50 286 DKK 2,387 677 DKK 2,387.50 60 DKK 2,388 603 DKK 2,388.50 109 DKK 2,389 63 DKK 2,393 98 d) Aggregated information - Aggregated volume - Price 30,000 DKK 2,373.72 e) Date of the transaction 2020-09-29 f) Place of the transaction CBOE Europe (BATD, BATE, BATP, CHID and CHIX) Goldman Sachs International (GSSI)

Transactions with shares and linked securities in Genmab managerial employees and their closely associated persons A/S made by About Genmab Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of the following approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Kesimpta® (subcutaneous ofatumumab, under agreement with Novartis AG), for the treatment of adults with relapsing forms of multiple sclerosis in the U.S. and TEPEZZA® (teprotumumab, under agreement with Roche granting sublicense to Horizon Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V, Denmark Tel: +45 7020 2728 www.genmab.com Company Announcement no. 41 Page 4/5 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122 1. Details of the person discharging managerial responsibilities/person closely associated a) Name Anders Gersel Pedersen 2. Reason for the notification a) Position/status Member of the Board of Directors b) Initial notification/Amendment Initial notification 3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Genmab A/S b) LEI 529900MTJPDPE4MHJ122 4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Share DK0010272202 b) Nature of the transaction Subscription of shares (exercise of warrants) c) Price(s) and volume(s) Price(s) Volume(s) DKK 40.41 7,500 d) Aggregated information -Aggregated volume -Price e) Date of the transaction 2020-09-29 f) Place of the transaction Outside a market place Nasdaq Copenhagen (DCSE, MCSE and XCSE) Sigma (SGMX and SGMY) Turquoise (TRQM and TRQX)

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, known as DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) in the U.S., has been approved in the U.S. and Europe for the treatment of adult patients with certain multiple myeloma indications. The first approved Genmab created therapy, Arzerra® (ofatumumab, under agreement with Novartis AG), approved for the treatment of certain chronic lymphocytic leukemia indications, is available in Japan and is also available in other territories via compassionate use or oncology access programs. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. Contact: Marisol Peron, Corporate Vice President, Communications & Investor Relations T: +1 609 524 0065; E: mmp@genmab.com For Investor Relations: Andrew Carlsen, Senior Director, Investor Relations T: +45 3377 9558; E: acn@genmab.com This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law. Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc. Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V, Denmark Tel: +45 7020 2728 www.genmab.com Company Announcement no. 41 Page 5/5 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122